Via Facsimile and U.S. Mail
Mail Stop 4720

July 17, 2009

Mr. Joseph E. (Jeff) Consolino
Chief Financial Officer and Executive Vice President
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, Bermuda HM 11

Re: **Validus Holdings, Ltd.**
        Form 10-K for the Year Ended December 31, 2008
        Filed on February 27, 2009
        Schedule 14A
        Filed on March 25, 2009
        F**ile No. 001-33606**

Dear Mr. Consolino:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1

1.   We note your statement on page 12 that your "largest broker relationships, as measured by gross premiums written, are with Aon Benfield Group, Ltd., Marsh & McLennan Companies, Inc./Guy Carpenter & Co., and Willis Group Holdings Ltd" which combined account for 61.2% of the gross premiums written by the company for the 2008 fiscal year. Please revise your disclosure to provide the material terms of any agreements or arrangements the company has with each of these parties, and file copies of each as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Regulation, page 17

2.   On page 18 you state that "Talbot is subject to a Closing Agreement between Lloyd's and the U.S. Internal Revenue Service pursuant to which Talbot is subject to U.S. federal income tax to the extent its income is attributable to U.S. agents who have authority to bind Talbot." Because 30.8% of your gross premiums written for the 2008 fiscal year were attributable to operations in the U.S., it appears that this may be a material agreement under Item 601(b)(10) of Regulation S-K. Therefore, please revise your disclosure to include a description of the material terms of this agreement and file a copy as an exhibit to the 10-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reinsurance Premiums Ceded and Reinsurance Recoverables, page 56

3.   You disclose that the use of different assumptions within your model could have a material effect on your provision for uncollectible reinsurance. Please revise your disclosure to clarify which assumption changes could materially impact your provision for uncollectible reinsurance. In addition, please provide a sensitivity analysis of the reasonably likely changes in those assumptions and the corresponding impact on your financial position and results of operations.

Investment Valuation, page 57

4.   Please revise your disclosure to provide more information about information obtained from your external investment accounting service provider. Please include the following:
   - The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
   - Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
   - Describe the validation process performed by your external investment accounting service provider to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. Discuss in what situations the external investment accounting service provider obtains additional price quotes for verification.

Results of Operations

Foreign Exchange (Losses) Gains, page 102

5.   You disclose that Talbot's balance sheet includes net unearned premiums and deferred acquisition costs denominated in foreign currencies. You also disclose that these unearned premiums and deferred acquisition costs are classified as non-monetary items and are translated at historic exchange rates. Please explain to us how the translation of these non-monetary items complies with your policy disclosure in Note 2g which indicates that assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated at prevailing year end exchange rates. In addition, please explain to us how your accounting complies with GAAP and reference the authoritative literature you rely upon to support your accounting.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 112

6.   You provided a sensitivity analysis that assumed hypothetical interest rate changes of 100 basis points for your fixed maturity and short term investments as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page F-17.

Notes to the Consolidated Financial Statements

7. Investments, page F-14

7.   Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

16. Income taxes, page F-38

8.   You disclose the existence of a $1,737,000 increase to the 2008 income tax provision related to adjustments to prior period taxes. Please revise your disclosure here and in MD&A to discuss the nature of these adjustments, including the jurisdiction.

Schedule 14A

 Executive Compensation: Compensation Discussion and Analysis, page 13

Variable Components of Compensation, page 14

9.   We note the following statement on page 14: "The aggregate annual incentive pool for all participating employees is established by the target bonuses specified in employment agreements or otherwise set by our management and the compensation committee." Please provide draft disclosure explaining the factors considered by the compensation committee in establishing the aggregate annual incentive pool.

10.   We note the following statement on page 14: "For the 2008 performance year, the primary financial guidelines were underwriting income…combined ratio, operating income and return on average equity." It does not appear that you have specified the targets or goals related to each of the listed financial components which were considered in determining annual incentive compensation for 2008. It also does not appear that you have described the "strategic objectives" upon which 20% of the 2008 annual incentive program were based. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- The specific financial guideline objectives relating to each financial components to be considered by the committee;

- The specific strategic objectives;
- Confirmation that you will discuss the achievement of each financial guideline and strategic objective; and
- A discussion of how the level of achievement of each objective will affect the actual bonuses to be paid.

   To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

11.   On page 15 you state that awards may be "earned in excess of the named executive officer's target annual incentive…" Please provide draft disclosure to be included in your 2009 proxy statement describing how awards in excess of their target annual incentive will be calculated.

Employment Agreements, page 18

12.   We note that annual base salaries are contained in each named executive officer's employment agreement but that such base salary is "subject to annual review and may be increased by the Compensation Committee." It appears that four of the five named executive officers received an increase in base salary from 2007 to 2008. Please confirm that in future proxy statements when the compensation committee exercises its discretion to increase base salaries you will disclose what factors the committee considers when making such determination.

*   *   *   *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 or Jeffrey Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant